FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934


[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1993

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
         SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to _________________
Commission file number  1-2981


FIRSTAR CORPORATION THRIFT AND SHARING PLAN
(Title of Plan)

FIRSTAR CORPORATION
777 East Wisconsin Avenue
Milwaukee, Wisconsin  53202
(Name and Address of Principal Executive Offices of Employer-Issuer)
________________________________________________________________________

REQUIRED INFORMATION

Financial Statements - Reference is made to the financial statements of the Plan submitted under Form SE.

Exhibit 23 - Consent of Independent Auditors
________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             FIRSTAR CORPORATION
                                               THRIFT AND SHARING PLAN


                                             \s\ Jack R. Chmiel
                                             ---------------------------
                                             Jack R. Chmiel
                                             (Committee Member)

June 29, 1994

The Board of Directors
Firstar Corporation:

We consent to incorporation by reference in the registration statement (No. 33-27226) on Form S-8 of Firstar Corporation of our report dated June 17, 1994, relating to the statements of net assets available for plan benefits of the Firstar Corporation Thrift and Sharing Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1993, the schedule of assets held for investment purposes as of December 31, 1993 and the schedule of reportable transactions for the year ended December 31, 1993, which report appears in the December 31, 1993 annual report on Form 11-K of the Firstar Corporation Thrift and Sharing Plan.



KPMG PEAT MARWICK




Milwaukee, Wisconsin
June 24, 1994